UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Material Modification to Rights of Security Holders.

On December 18, 2024, noco-noco Inc. ("the Company") held its Extraordinary General Meeting of Shareholders (“EGM”) whereby the Company's shareholders approved the increase of authorised share capital and the 1-for-50 reverse stock split (the "Reverse Split") of the Company's issued and outstanding ordinary shares. Effective immediately, the authorised share capital of the Company is increased from US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each to US$100,000 divided into 1,000,000,000 ordinary shares of US$0.0001 par value each, by the creation of 500,000,000 ordinary shares of US$0.0001 par value each, which will rank equally with all existing shares.

On the effective date of the Reverse Split, every 50 ordinary shares of the Company will be combined into 1 ordinary share, with fractional shares being rounded up to the nearest whole share. As a result of the Reverse Split, the Company's issued and outstanding ordinary shares will be reduced from 283,382,728 to approximately 5,667,655.

Results of the Submission of Matters to a Vote of Security Holders.

On December 18, 2024, the Company held its EGM and in accordance with the Company’s amended and restated memorandum and articles of association currently in effect ("Memorandum and Articles of Association”). The shareholders present constituted a quorum for purposes of the EGM and approved the following matters, all of which were set forth on the Company’s notice for the EGM:

a1.	approval of first additional proposal for share consolidation
a2.	approval of second additional proposal for the increase in authorised share capital amendment
1.	approval of ratification of postponement effective date of share consolidation of 1-for-50 Reverse Split
2.	approval of ratification of postponement effective date of adoption of amended charter
3.	approval of the increase of authorised share capital
4.	approval of amendment of charter

All the above proposals were approved at the EGM and no other proposals were voted on.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: December 23, 2024